Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-4499 (212) 818-8800
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October 1, 2024

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Re:	Classover Holdings, Inc.
Class Over Inc. Amendment No. 2 to Draft Registration Statement on Form S-4 Submitted August 27, 2024 CIK No.: 0002022308

Ladies and Gentlemen:

On behalf of Classover Holdings, Inc./Class Over Inc. (the “Company”), we hereby respond as follows to the comment letter from the staff of the Securities and Exchange Commission (the “SEC”) dated September 24, 2024, relating to the above-referenced Draft Registration Statement on Form S-4 (the “Draft Registration Statement”). Captions and page references herein correspond to those set forth in the Draft Registration Statement. Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement.

Amendment No. 2 to Draft Registration Statement on Form S-4 submitted August 27, 2024 Letter to Shareholders, page 4

1.

Please relocate the tabular disclosure of sponsor compensation so that it is provided in the prospectus summary.  Refer to Item 1604(b)(4) of Regulation S-K.  Rather than including the full tabular disclosure in the letter to stockholders, revise to state succinctly the amount of compensation received or to be received by each SPAC sponsor, the amount of securities issued or to be issued to each SPAC sponsor, and the price paid or to be paid for such securities. State whether this compensation and securities issuances may result in material dilution of the equity interests of non-redeeming shareholders, and prominently cross-reference your relocated sponsor compensation table. Refer to Item 1604(a)(3) of Regulation S-K.

Securities and Exchange Commission

October 1, 2024

We have relocated and updated the disclosures, respectively, in the Draft Registration Statement as requested.

2.

Please enhance and expand your tabular disclosure of sponsor compensation and securities issued to the sponsors to show, via separate line items under each of the IPO Sponsor and Camel Bay, each element of compensation received or to be received and each set of securities issued or to be issued to such sponsors, as well as the price paid or to be paid for such securities. In this regard, we note that your table aggregates what is currently outstanding as securities to be issued and as compensation to be paid, but the table should depict all prior compensation and securities issuances as well. For example, the tabular disclosure should demonstrate the previous loans evidenced by promissory notes issued to the IPO Sponsor, as well as the IPO Sponsor’s previous BFAC Warrant holdings. We further note that you state that amounts received by the IPO Sponsor pursuant to the Administrative Services Agreement may be considered compensation at page 121, but do not acknowledge such amounts in the table. In making your revisions, please disclose the price paid by Camel Bay for its founder shares. Lastly, with respect to the Merger Consideration Pubco Shares to be issued to the IPO Sponsor and Camel Bay, please revise to disclose the consideration value per share and the consideration value on an aggregate basis for each party.

We have updated the disclosure in the Draft Registration Statement as requested.  We wish to advise the Staff that the updated disclosure includes clarifying that the Administrative Services Agreement was terminated without any compensation ever having been paid to the IPO Sponsor pursuant thereto. We have also clarified in the disclosures that Camel Bay did not pay any cash or securities for the founder shares, but rather was transferred such founder shares by the IPO Sponsor among others on the basis that Camel Bay would continue sponsorship of BFAC, bearing the attendant expenses of time, energy and money for such sponsorship, and afford IPO Sponsor and such others the opportunity to not lose their entire investment in BFAC.

Questions and Answers About the BFAC Shareholder Proposals

Q: What happens if a substantial number of Public Shareholders exercise their redemption  rights?, page 23

3.	Please tell us your calculations of the following measures disclosed in your anticipated ownership of Pubco upon completion of the Business Combination table on page 24:

•	Pro forma book value amounts under the 25% and 75% redemption assumptions.

•	Dilution in Book Value Per Share to Class A Public Shareholders at Closing as Compared to Initial Public Offering Price of $10 per Share measures under all redemption assumptions.

•	Dilution in Book Value Per Share to Class A Public Shareholders at Closing as Compared to Redemption Price of $11.24 per Share as of June 30, 2024 measures under all redemption assumptions.

Securities and Exchange Commission

October 1, 2024

With respect to the first bullet of the Staff’s comment, we respectfully advise the Staff that under the 25% redemption scenario, 920,782 shares are redeemed at a redemption price of $11.24. Under the 75% redemption scenario, 2,762,344 shares are redeemed at a redemption price of $11.24. The redemption amount, along with intangible assets if any, and total liabilities are subtracted from total assets in each scenario to calculate pro forma book value amounts.

With respect to the second bullet of the Staff’s comment, we respectfully advise the Staff that dilution in book value per share to Class A public shareholders at closing as compared to the IPO price of $10.00 per shares under each redemption scenario are calculated by subtracting pro forma book value per share from $10.00 per share.

With respect to the third bullet of the Staff’s comment, we respectfully advise the Staff that dilution in book value per share to Class A public shareholders at closing as compared to the redemption price of $11.24 per share under each redemption scenario are calculated by subtracting pro forma book value per share from $11.24 per share.

We have revised the disclosure on page 24 of the Draft Registration Statement to specify how the values are calculated.

Summary of the Proxy Statement/Prospectus

BFAC, page 34

4.

We note that BFAC, IPO Sponsor, Pala and Camel Bay entered into a share purchase agreement on January 16, 2024. Please revise to discuss in greater detail the specific amounts paid by Camel Bay under this agreement for the various share purchases versus the cancelation of certain outstanding BFAC securities (i.e. warrants and notes). In this regard, we note that its unclear the amount paid by Camel Bay for the 4,193,695 Founder Shares versus the extinguishment of outstanding promissory notes.

We have revised the disclosure on pages 35, 37, 124, 138, 140, 188 and 189 of the Draft Registration Statement as requested.

Risk Factors

Risks Related to the Company’s Business and Pubco After the Business Combination

The Pubco Charter will provide, subject to limited exceptions, that the Court of Chancery..., page 62

5.

We note your response to prior comment 8. Please further revise your disclosure to reflect that paragraph B of Article Ninth of the Amended and Restated Certificate of Incorporation of Classover Holdings, Inc. included as Annex B provides for a federal district court exclusive forum provision for claims arising under the Securities Act. Such provision is inconsistent with your statement that “the Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction” for actions brought under the Securities Act. Make conforming revisions where the exclusive forum provisions of Pubco’s charter are discussed at page 194.

We have revised the disclosure on pages 64 and 200 of the Draft Registration Statement as requested.

Securities and Exchange Commission

October 1, 2024

Proposal No 1: The Business Combination Proposal

Potential Dilution to Non-Redeeming BFAC Public Shareholders, page 83

6.

We note your response to prior comment 36. Please revise and restructure the dilution table so that it shows via separate sets of line items: (1) the nature and amount of each adjustment to net tangible book value as of the most recent balance sheet date filed to arrive at the adjusted net tangible book value used to calculate net tangible book value per share, as adjusted and (2) each adjustment to the number of shares used to calculate net tangible book value per share, as adjusted. Further revise so that the table shows, at each redemption level, a single net tangible book value per share, as adjusted, determined pursuant to Item 1604(c) of Regulation S-K, as well as the difference between such net tangible book value per share, as adjusted, and the IPO price and the Equalizing Company Value. In this regard, the table is unclear by showing a separate NVPS for each dilution source.

We have revised the disclosure in the Draft Registration Statement to restructure the dilution table as requested.

7.

As requested in prior comment 36, please describe the model, methods, assumptions, estimates, and parameters necessary to understand the tabular disclosure. Please tell us and disclose why it is appropriate to present the issuances of shares under 2024 Incentive Plan and for the exercise of BFAC public warrants as sources of dilution in your calculation of net tangible book value per share, as adjusted. Please also tell us your consideration of including the issuance of 975,000 ordinary shares to advisors at the Closing and the transaction expenses to be incurred in connection with the Business Combination in the determination of your net tangible book value per share, as adjusted, as of the most recent balance sheet date. Additionally, please enhance your disclosure outside the table to describe each material potential source of future dilution that does not rise to the level of a “material probable or consummated transaction” and thus is not included in the dilution table. For example, we note your disclosure on page 35 regarding certain outstanding promissory note amounts to Camel Bay that may be converted into BFAC warrants upon the consummation of the Business Combination. Refer to Item 1604(c) of Regulation S-K.

We have revised the disclosure on page 87of the Draft Registration Statement to disclose the reasons and related adjustments for issuance of shares under the 2024 Incentive Plan, exercise of the BFAC public warrants, issuance of shares in connection with the PIPE financing and the conversion of preferred shares as sources of dilution.

Securities and Exchange Commission

October 1, 2024

The Company advises the Staff that the disclosure included the issuance of 975,000 common shares to be issued to the advisors at the closing to calculate the book value per share because the parties believe they are material transactions reasonably likely to occur in connection with the Business Combination pursuant to the service agreements that the parties have entered with the advisors.

We have also revised the disclosure on page 25 of the Draft Registration Statement to exclude transaction expenses to be incurred in connection with the Business Combination for calculation of per share value of cash consideration to be received by Pubco from the trust account in the Business Combination.

We have also revised the disclosure on page 87 of the Draft Registration Statement to enhance the disclosure outside the dilution table to describe each material potential source of future dilution that does not rise to the level of a “material probable or consummated transaction” and thus is not included in the dilution table, including the outstanding $296,568 Camel Bay Promissory Note that may be converted into BFAC warrants upon the consummation of the Business Combination.

8.

Refer to footnotes (1) through (4). It appears your adjusted net tangible book value per share measures under all potential redemption levels are determined based on 5,170,599 public shares subject to possible redemption, which is inconsistent with the 3,683,125 public shares subject to possible redemption remained outstanding as of 6/30/2024 disclosed in the prospectus. Please revise to reconcile the difference.

We have revised the disclosure on page 87 of the Draft Registration Statement to update footnotes (1) though (4) to reflect 3,683,125 public shares subject to possible redemption as of 6/30/2024.

Interests of BFAC’s Directors and Officers and Others in the Business Combination, page 86

9.

We note your response to prior comment 10, particularly your statement that there are “no actual or potential material conflicts of interest between Class Over’s officers or directors and the unaffiliated security holders of BFAC.” As it appears that Stephanie Luo will serve as the Chief Executive Officer, Chairwoman, and controlling shareholder of Pubco following the business combination and will be issued common stock with higher voting power than that issued to public shareholders, please explain to us in greater detail your determination that there are no actual or potential material conflicts of interest involving the target company’s officers and directors to be disclosed.

In light of the Staff’s comment, we have revised the disclosure on pages 47 and 92 of the Draft Registration Statement to include this interest in the above-referenced sections.

4

Securities and Exchange Commission

October 1, 2024

Background of the Business Combination, page 88

10.

We note your response to prior comment 14, as well as your added disclosure that Cohen & Company “is providing BFAC with advice relating to consummating the Business Combination.” Please clarify, as you have with respect to RingRoad, whether Cohen & Company has provided the BFAC board with any report that would be considered a “report, opinion, or appraisal” within the meaning of Item 1607(a) of Regulation S-K. If so, please provide the information with respect to such report, opinion, or appraisal required by Items 1607(b) and (c) of Regulation S-K.

We have revised the disclosure on page 93 of the Draft Registration Statement as requested.

Recommendation of the BFAC Board and Reasons for the Business Combination, page 91

11.

We note your response to prior comment 13 and reissue in part. Include an affirmative statement as to whether or not the de-SPAC transaction is structured so that approval of at least a majority of unaffiliated security holders of BFAC is required. Refer to Item 1606(c) of Regulation S-K.

We have revised the disclosure on page 98 of the Draft Registration Statement as requested.

Proposal 2: The Pubco Organizational Documents Advisory Proposal, page 98

12.

We note that a number of the sub-proposal descriptions state that certain provisions of Pubco’s charter and bylaws, such as the inability of stockholders to act by written consent, will take effect only when “the holders of Pubco Class A Common Stock” no longer own a majority of voting power. However, the form of Pubco’s amended and restated charter included as Annex B specifically states that such provisions will take effect “from and after the first date on which Hui Luo no longer beneficially owns more than 50% of the outstanding voting stock of the Corporation.” Please revise here and elsewhere throughout the proxy statement/prospectus to reflect that the contingent charter provisions depend upon Luo’s holdings.

We have revised the disclosure throughout the Draft Registration Statement as requested.

5

Securities and Exchange Commission

October 1, 2024

Unaudited Pro Forma Condensed Combined Financial Information

Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2024, page 106

13.	Please tell us why the BFAC Class A Ordinary shares are not converted into TOPCO Class B ordinary shares on an one-on-one basis in connection with the Business Combination.

In light of the Staff’s comment, we have revised the disclosure on pages 86, 87 and 115 of the Draft Registration Statement to reflect the conversion of 2,000,000 non-redeemable BFAC Class A Ordinary shares into Pubco Class B common stock on a one-on-one basis in connection with the Business Combination.

Certain Material United States Federal Income Tax Considerations

Material U.S. Federal Income Tax Effects of the Business Combination, page 115

14.

Please revise or remove your statement that this section constitutes the opinion of counsel “solely with respect to the holders of BFAC Ordinary Shares.” In this regard, the revised disclosure speaks to material tax consequences of the business combination to holders of both BFAC and Company securities, as well as BFAC, Pubco, and the Company, as required by Item 1605(b)(6) of Regulation S-K. Make conforming revisions to the short-form opinion filed as Exhibit 8.1. Additionally, in the question and answer related to material tax consequences at page 29, revise to acknowledge material consequences to BFAC, Pubco, and the Company, as you have done in this section. In this regard, we note that the question and answer speaks to consequences only to “U.S. Holder[s].” Alternatively, if the Graubard Miller tax opinion will be limited to the SPAC shareholders in this business combination, please provide a second tax opinion which covers the target’s shareholders.

We respectfully advise the Staff that we have filed an updated version of the short form tax opinion as Exhibit 8.1 to the Draft Registration Statement as requested, and we have revised the disclosure on page 120 of the Draft Registration Statement and have made conforming changes to the question and answer regarding material tax consequences on page 29 of the Draft Registration Statement as requested.

15.

While we note your response to prior comment 25, your statement beginning, “[i]f the Business Combination is treated as a reorganization within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code...” continues to assume the tax consequence at issue, namely whether the business combination will qualify as a tax-free reorganization or otherwise qualify for tax-free treatment. Please remove this assumption and provide an opinion with respect to each material tax consequence of the transaction. Refer to Section III.C.3 of Staff Legal Bulletin No. 19. If there is a lack of authority directly addressing the tax consequences of the transaction, conflicting authority or significant doubt about the tax consequences of the transaction and tax counsel issues a “should” or “more likely than not” opinion with respect to this tax consequence, tax counsel should explain in additional detail why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Refer to Section III.C.4 of Staff Legal Bulletin No. 19. Make conforming revisions to the question and answer regarding material tax consequences at page 29.

We respectfully advise the Staff that we have revised the Draft Registration Statement and have made conforming changes to the question and answer regarding material tax consequences on page 29 of the Draft Registration Statement as requested.

6

Securities and Exchange Commission

October 1, 2024

Information About BFAC

SPAC Sponsors

Camel Bay, page 122

16.	Please disclose the natural person that controls the 100% interest of Camel Bay held by managing member Graham Wood, LLC.

We have revised the disclosure on pages 129 and 194 of the Draft Registration Statement as requested.

Information About Classover, page 138

17.

We note your responses to prior comments 28 and 29, which suggest that you take the position that your “technology service agreements” with third-party platforms and service providers and your arrangement with your single marketing consulting customer “with a term of one year” do not need to be filed as exhibits to the registration statement because they are not “long term.” Please advise why these agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K, which does not distinguish between long-term and short-term contracts. Alternatively, file such agreement(s) as exhibits to the registration statement.

We have filed the required agreement as an exhibit as requested.

Classover Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 159

18.	Please balance your disclosure of the target company’s “rapid growth” by acknowledging the bottom line losses from operations and net losses for the periods discussed.

We have revised the disclosure on pages 60 and 164 of the Draft Registration Statement as requested.

7

Securities and Exchange Commission

October 1, 2024

Report of Independent Registered Public Accounting Firm, page F-34

19.

Your auditor references to Classover Holdings, Inc.’s consolidated statements of operations, changes in stockholders’ equity, and cash flows as of June 30, 2024 in the first paragraph of the audit report. Please have your auditor revise their report to identify the appropriate financial statements that have been audited. Refer to PCAOB AS 3101.08(b).

The auditor report included in the Draft Registration Statement has been revised as requested.

*************

 If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

JMG:kab Enclosure

cc:	Fanghan Sui
Hui Luo